SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Net Element, Inc.

(Name of Issuer)

Common Stock, $0.0001 per share par value

(Title of Class of Securities)

64111R 102

(CUSIP Number)

Rufat Baratzada

Mayor Trans Ltd.

103 Sham Peng Tong Plaza

Victoria, Mahe, Seychelles

+3 725 471 8587

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R 102
1	Names of Reporting Persons. Mayor Trans Ltd.
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds		PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Republic of Seychelles
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	4,018,688*
	8	Shared Voting Power	0
	9	Sole Dispositive Power	4,018,688*
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		4,018,688
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		8.5%
14	Type of Reporting Person		OO

* Number of shares reflects 8.5% of 47,460,032, which is the number of the outstanding shares of Common Stock as of March 30, 2015.

CUSIP No. 64111R 102
1	Names of Reporting Persons. Rufat Baratzada
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds		PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Republic of Azerbaijan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	0
	8	Shared Voting Power	4,018,688*
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	4,018,688*
11	Aggregate Amount Beneficially Owned by Each Reporting Person		4,018,688
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		8.5%
14	Type of Reporting Person		IN

* Number of shares reflects 8.5% of 47,460,032, which is the number of the outstanding shares of Common Stock as of March 30, 2015.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 per share par value (the “Common Stock”), of Net Element, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160.

Item 2. Identity and Background

(a)           This statement is being filed by Mayor Trans Ltd., a company organized under the laws of the Republic of Seychelles (“Mayor”) and Rufat Baratzada. Mr. Baratzada is Mayor’s sole shareholder and sole director. The agreement (the “Joint Filing Agreement”) between Mayor and Rufat Baratzada to file this statement, and any amendment or amendments thereto, jointly in accordance with Rule 13d-1(k) promulgated under the Act, is attached hereto as Exhibit 99.1.

(b)           The address of Mayor’s principal office is 103 Sham Peng Tong Plaza, Victoria, Mahe, Seychelles. The principal address of Rufat Baratzada is Sabunchu settl., J Sharifov Str., building 50, apt. 5, Baku, Republic of Azerbaijan.

(c)           Mayor is a privately held company and investment vehicle. Rufat Baratzada is the sole shareholder and sole director of Mayor. The present principal occupation of Rufat Baratzada is investing his personal funds and funds held by Mayor.

(d)           During the past five years, neither Mayor nor Rufat Baratzada has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, neither Mayor nor Rufat Baratzada has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (1) as a result of which she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) which found any violation with respect to federal or state securities laws.

(f)           Mayor is a company organized under the laws of the Republic of Seychelles, and Rufat Baratzada is a citizen of the Republic of Azerbaijan.

Item 3. Source and Amount of Funds or Other Consideration

All of the securities beneficially owned by Mayor and deemed beneficially owned by Rufat Baratzada were acquired with funds generated and held by Mayor.

The information contained in Item 4 below is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

The securities beneficially owned by Mayor and deemed beneficially owned by Rufat Baratzada were acquired for investment purposes in the ordinary course of its and her business as an investor.

On April 2, 2015, Mayor entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Cayman Invest, S.A., a company organized and existing under the laws of the British Virgin Islands (“Cayman Invest”). Pursuant to the Purchase Agreement, Mayor purchased on April 2, 2015 form Cayman Invest 1,500,0000 shares of Common Stock of the Company, or 3.2% of the then-outstanding shares of Common Stock, at the purchase price of $2.00 per share.

On April 13, 2015, Mayor entered into a Stock Purchase Agreement (the “Purchase Agreement”) with K 1 Holding Limited, a company organized and existing under the laws of the British Virgin Islands (“K 1 Holding”). Pursuant to the Purchase Agreement, Mayor purchased on April 13, 2015 form K 1 Holding 2,518,688 shares of Common Stock of the Company, or 5.3% of the then-outstanding shares of Common Stock, at the purchase price of $2.00 per share.

Except as described in this Item 4 of Schedule 13D, neither Mayor nor Rufat Baratzada have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, Mayor and Rufat Baratzada, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Company or other persons.

Item 5. Interest in Securities of Issuer

(a) – (b)    As of the date hereof, Mayor is the beneficial owner of 4,018,688 shares of Common Stock, representing approximately 8.5% of the outstanding shares of Common Stock (based on 47,460,032 shares outstanding as of March 30, 2015, as reported in the Company’s Form 10-K for the year ended December 31, 2014) and has sole voting power and sole dispositive power with respect to such shares. Rufat Baratzada, as the sole shareholder and sole director of Mayor, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Mayor and has shared voting power and shared dispositive power with respect to such shares.

(c)            Except as described in in Item 4 above, neither Mayor nor Rufat Baratzada has effected any transaction in the Common Stock in the past 60 days.

(d)            Not applicable.

(e)            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 4 above is incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated April 15, 2015, between Mayor and Rufat Baratzada.

Exhibit 99.2	Stock Purchase Agreement, dated April 2, 2015, by and between Cayman Invest and Mayor Trans.

Exhibit 99.3	Stock Purchase Agreement, dated April 13, 2015, by and between K 1 Holding and Mayor Trans.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 15, 2015	/s/ Rufat Baratzada
Rufat Baratzada

Date: April 15, 2015	MAYOR TRANS LTD.

	By:	/s/ Rufat Baratzada
Rufat Baratzada, Director

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated April 15, 2015, between Mayor and Rufat Baratzada.

Exhibit 99.2	Stock Purchase Agreement, dated April 2, 2015, by and between Cayman Invest and Mayor Trans.

Exhibit 99.3	Stock Purchase Agreement, dated April 13, 2015, by and between K 1 Holding and Mayor Trans.